Exhibit 2.A.2

[certificate marked “UNUSED”]

CORPBANCA	CORPBANCA

No.	Certificate No.	Shares
Santiago, [DATE] Shares Owner: Date of certificate: I received certificate no.	Authorized by Supreme Decree of September 6, 1871. Public instrument of August 7, 1871, before Notary of the City of Concepción Mr. Nicolás Peña. Registered in the Commercial Registry of the City of Concepción of 1871 at folio 35 under No. 8 and in the Commercial Registry of the City of Santiago in the year 1980, at folio 13685 No. 6762.
Capital divided into 226,909,260,577 ordinary shares, no par value.
_______________________	We certify that
Signature	is the owner of

shares of CORPBANCA, registered in the shareholders’
ledger under no.

Santiago, [DATE]
____________ __________ Chief Executive President Officer	______________________ ____________________ Chief Executive Officer President